April 4, 2019

Dewan F. H. Chowdhury
Chief Executive Officer
Nemaura Medical Inc.
Advanced Technology Innovation Centre
Loughborough University Science and Enterprise Parks
5 Oakwood Drive
Loughborough, Leicestershire LE11 3QF

       Re: Nemaura Medical, Inc.
           Registration Statement on Form S-3
           Filed March 27, 2019
           File No. 333-230535

Dear Mr. Chowdhury:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Craig D. Linder, Esq.